January 14, 2011

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Healthcare Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Your Letter of January 11, 1011 regarding Form 8-K for Entest BioMedical, Inc filed December 27, 2010

Dear Ms. Jenkins:

We received your letter regarding our Form 8-K as filed for Entest Biomedical, Inc. (the “Company”) on December 27, 2010.

Item 2.01(f) of Form 8-K reads as follows:

“if the registrant was a shell company, other than a business combination related shell company, as those terms are defined in Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2), immediately before the transaction, the information that would be required if the registrant were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of the registrant’s securities subject to the reporting requirements of Section 13 (15 U.S.C. 78m) or Section 15(d) (15 U.S.C. 78o(d)) of such Act upon consummation of the transaction. Notwithstanding General Instruction B.3. to Form 8K, if any disclosure required by this Item 2.01(f) is previously reported, as that term is defined in Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2), the registrant may identify the filing in which that disclosure is included instead of including that disclosure in this report.”

Both Rule 405 promulgated under the Securities Act of 1933 and Rule 12b-2 promulgated under the Securities and Exchange Act of 1934 define shell company as follows:

“The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has:

1. No or nominal operations; and

2. Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(ii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.”

The conditions of both (i) and (ii) above must be satisfied in order that an issuer may be defined as a “shell company” pursuant to Rule 405 or Rule 12b-2. The term “operations” in both of Rule 405 and Rule 12b-2 is not limited to financial operations.  Therefore, where an issuer  is small and its operations do not generate major on-going expenses or other financial statement impacts, that alone does not unequivocally imply that it has no or nominal operations.

The Company’s activities from July 10, 2009 onward include the establishment of our Scientific Advisory Board, significant progress in the development of our ImenVax™ family of canine cancer vaccines, development of protocols necessary for proceeding with our planned ImenVax™ Safety Study and the filing of numerous preliminary patent applications with the United States Patent and Trademark Office. As such, we have determined that the Company’s operations  exceed the threshold of   “no or nominal” and the Company (a) is not a “shell company”, (b) was not a “shell company” immediately prior to  the execution  of the asset purchase agreement and (c) was not a “shell company” immediately prior to the completed acquisition of the assets.

Thank you for your kind assistance and the courtesies that you have extended to assist the Company in complying with applicable disclosure requirements. Any additional questions may be directed to the undersigned.

Sincerely,

/s/ David R. Koos

David R. Koos
Chairman & CEO
Entest BioMedical, Inc.